

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

G. Raymond Zage, III
Chief Executive Officer
Tiga Acquisition Corp.
Ocean Financial Centre
Level 40, 10 Collyer Quay, Singapore 049315

> **Re: Tiga Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Exhibit No. 10.9**
> **Filed May 12, 2022**
> **File No. 333-264902**

Dear G. Raymond Zage:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance